

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 14, 2009

Via U.S. Mail and facsimile to (217) 258-6240

Mr. Robert J. Currey
President and Chief Executive Officer
Consolidated Communications Holdings, Inc.
121 South 17th Street
Mattoon, Illinois 61938-3987

> **Re: Consolidated Communications Holdings, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 16, 2009**
> **File No. 000-51446**

Dear Mr. Currey:

We have reviewed your Form 10-K and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with the comments in future filings, as applicable. Please confirm in writing that you intend to do so within the time frame set forth at the end of this letter.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2008

Item 9A. Controls and Procedures, page 98

1.   We note your statement that your Chief Executive Office and Chief Financial Officer "determined that such controls and procedures were effective in timely making known to management material information relating to the Company required to be included in the Company's periodic filings under the Exchange Act, and that there were no material weaknesses in those disclosure controls and procedures." In future filings, please either use the full definition of disclosure controls and procedures set forth in Rule 13a-15(e) or simply state, if correct, that

your Chief Executive Officer and Chief Financial Officer concluded that your
disclosure controls and procedures are effective.

Item 8. Financial Statements and Supplementary Data, page 63

Note 8 – Goodwill and Other Intangible Assets, pages 79-80

2.   We note that goodwill accounted for 42% of total assets as of December 31, 2008.
        We note that revenues, operating income and segment income (absent the effect
        of North Pittsburgh) have declined in recent quarters due to line loss and the
        encroachment of cable competitors into your service territory. As a result of your
        impairment test of your reporting units as of December 31, 2008, you determined
        that the portion of your goodwill balance related to "Telephone Operations" was
        not impaired. In light of the significance of your goodwill balance and your $6.1
        million impairment charge to "Other Operations," in future filings, we expect
        robust and comprehensive disclosure in your critical accounting policies
        regarding your impairment testing policy. This disclosure should provide
        investors with sufficient information about management's insights and
        assumptions with regard to the recoverability of goodwill. Specifically, we
        believe you should provide the following information:

        • Provide a more detailed description of the steps you perform to review
          goodwill for recoverability.

        • Disclose a breakdown of your goodwill balance as of December 31, 2008 by
          reporting unit.

        • Disclose any changes to your reporting units or allocations of goodwill by
          reporting unit and the reasons for such changes.

        • Describe the nature of the valuation techniques and the significant estimates
          and assumptions you employed to determine the fair value of your reporting
          units in your impairment analysis. For example, if you utilize the
          discounted cash flow approach, you should disclose the discount rates for
          each reporting unit and how those discount rates were determined, including
          your consideration of any market risk premiums. In addition, we believe
          your disclosure should address your estimates of future cash flows, as
          follows:

1) Provide a discussion of your historical cash flow growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flow projections.

2) Disclose the growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

3) In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates. For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

- Describe changes to the assumptions and methodologies, if any, since your last annual impairment test.

For further guidance, refer to Release No. 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Definitive Proxy Statement incorporated by reference into Part III of the Form 10-K

Compensation Discussion and Analysis, page 24

Long-Term, Equity-Based Incentives, page 28

3. You disclose in the third full paragraph on page 27 that the cash bonus target for the CEO is 120% of his base salary and, for the other NEOs, the cash bonus target is 50% of their salary. Such amounts reflect the CEO's responsibilities and put the NEOs at roughly the 50th percentile of the benchmark group. Similarly, for long-term equity based incentives, you disclose in the sixth paragraph on page 28 that the economic value of the target annualized long-term incentive compensation is at the 50th percentile of the your benchmark group for the CEO and NEOs. However, you do not disclose that annualized target as you do for your cash bonuses. Please do so in future filings so that investors may understand your target amounts.

* * * *

Please respond to these comments within 10 business days of the date of this letter or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters.

Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or Kathleen Krebs, Special Counsel, at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs for
Larry Spirgel
Assistant Director